FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  March 15 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: 'Section 198 Notice'  dated 15 March 2005




15 March 2005


British Energy Group plc


UK COMPANIES ACT 1985 - Part VI - British Energy Group plc (the "Company")


The Company has received notification from Farallon Capital Management, L.L.C. that:

 1. Farallon Capital Management, L.L.C. is interested in shares in the Company's share capital the particulars of which are set out in Table A below;

 2. Farallon Partners, L.L.C. is interested in shares in the Company's share capital, the particulars of which are set out in Table B below;


The registered holder of the shares referenced below is Goldman Sachs & Co., 85 Broad Street, New York, NY 10004.


Table A


Name and address of registered holder                  Number of ordinary shares

Farallon Capital Offshore Investors, Inc               8,047,043
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
U.S.A.

Registered Holder

Goldman Sachs & Co.
85 Broad Street
New York, NY 10004

Table B

Name and address of registered holder                  Number of ordinary shares

Farallon Capital Partners, L.P.                        4,692,860
c/o Farallon Partners, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
U.S.A.

Registered Holder

Goldman Sachs & Co.
85 Broad Street
New York, NY 10004

Farallon Capital Institutional Partners, L.P.          3,761,841
c/o Farallon Partners, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
U.S.A.

Registered Holder

Goldman Sachs & Co.
85 Broad Street
New York, NY 10004

Farallon Capital Institutional Partners II, L.P.       464,354
c/o Farallon Partners, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
U.S.A.

Registered Holder

Goldman Sachs & Co.
85 Broad Street
New York, NY 10004

Farallon Capital Institutional Partners III, L.P.      394,665
c/o Farallon Partners, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
U.S.A.

Registered Holder

Goldman Sachs & Co.
85 Broad Street
New York, NY 10004
Tinicum Partners, L.P.                                 133,423
c/o Farallon Partners, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
U.S.A.

Registered Holder

Goldman Sachs & Co.
85 Broad Street
New York, NY 10004

Total (Table A and Table B)                            17,494,186



Notes:

 1. Farallon Capital Management, L.L.C is the investment manager, authorised agent and authorised signatory for the entity listed in Table A above and has discretionary management and control over the securities in Table A;

 2. Farallon Partners, L.L.C is the general partner for the entities listed in Table B above and has discretionary management and control over the securities in Table B;

 3. By virtue of s.204 of the Act, Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. are each deemed to be interested in the securities in both Table A and Table B;

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 15 2005                       BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations